FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For August 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|     No |X|

                               INDEX TO EXHIBITS

Item

1. AerCo Limited Monthly Report to Noteholders for August 2002, including additional information excluded form the 6-K, filed August 13, 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: August 15, 2002


                                             AERCO LIMITED


                                             By: /s/ Sean Brennan
                                                 -----------------------------
                                                 Name:  Sean Brennan
                                                 Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                                August-02
Payment Date                         15th of each month
Convention                           Modified Following Business Day
Current Payment Date                 15-Aug-02
Current Calculation Date             9-Aug-02
Previous Payment Date                15-Jul-02
Previous Calculation Date            9-Jul-02
-------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Prior           Deposits         Withdrawals         Balance on
                                                                 Balance                                            Calculation Date
                                                                9-Jul-02                                                9-Aug-02
------------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                4,575,217.31     4,851,950.76      (4,621,471.82)       4,805,696.25
Collection Account                                            95,542,070.83    13,049,900.98     (13,186,668.83)      95,405,302.98
Aircraft Purchase Account                                                 -                -                  -                   -

 - Liquidity Reserve cash balance                             82,355,402.00                -        (100,000.00)      82,255,402.00
------------------------------------------------------------------------------------------------------------------------------------
Total                                                        100,117,288.14    17,901,851.74     (17,808,140.65)     100,210,999.23
------------------------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                      -
Interest Income                                                                                                                   -
Aircraft Purchase Payments                                                                                                        -
Economic Swap Payments                                                                                                            -
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                               -
------------------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                           4,575,217.31
Transfer from Collection Account on previous Payment Date                                                              4,846,850.87
Permitted Aircraft Accrual                                                                                                        -
Interim Transfer from Collection Account                                                                                          -
Interest Income                                                                                                            5,099.89
Balance on current Calculation Date
 - Payments on previous payment date                                                                                  (3,947,505.51)
 - Interim payments                                                                                                     (673,966.31)
 - Other                                                                                                                          -
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                    4,805,696.25
------------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                          95,542,070.83
Collections during period                                                                                             13,049,900.98
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                            (1,424,782.69)
 - Permitted Aircraft Modifications                                                                                               -
Interim Transfer to Expense Account                                                                                               -
Net Swap payments on previous Payment Date                                                                            (3,422,068.18)
Aggregate Note Payments on previous Payment Date                                                                      (8,339,817.96)
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                   95,405,302.98
------------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                      30,000,000.00
Second Collection Account Reserve                                                                                     35,000,000.00
Cash Held
 - Security Deposits                                                                                                  17,255,402.00
                                                                                                                --------------------
 Liquidity Reserve Amount                                                                                             82,255,402.00
                                                                                                                --------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

------------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                        15-Aug-02
Current Calculation Date                    9-Aug-02
Previous Payment Date                       15-Jul-02
Previous Calculation Date                   9-Jul-02
-------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                       100,210,999.23
Liquidity Reserve Amount                                                                        (82,255,402.00)
                                                                                           --------------------
Available Collections                                                                            17,955,597.23
                                                                                           ====================

4. Analysis of Collection Account Activity (Continued)
---------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                        6,000,000.00
(II) a)      Class A Interest but excluding Step-up                                               1,656,013.56
     b)      Swap Payments other than subordinated swap payments                                  3,784,764.76
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                   30,000,000.00
(iv)         Class A Minimum principal payment                                                               -
(v)          Class B Interest                                                                       308,503.02
(vi)         Class B Minimum principal payment                                                       70,613.01
(vii)        Class C Interest                                                                       482,127.73
(viii)       Class C Minimum principal payment                                                               -
(ix)         Class D Interest                                                                       708,333.33
(x)          Class D Minimum principal payment                                                               -
(xi)         Second collection account top-up                                                    52,255,402.00
(xii)        Class A Scheduled principal                                                                     -
(xiii)       Class B Scheduled principal                                                            538,875.87
(xiv)        Class C Scheduled principal                                                            426,806.28
(xv)         Class D Scheduled principal                                                                     -
(xvi)        Permitted accruals for Modifications                                                            -
(xvii)       Step-up interest                                                                       241,447.79
(xviii)      Class A Supplemental principal                                                       3,738,111.88
(xix)        Class E Primary Interest                                                                        -
(xx)         Class B Supplemental principal                                                                  -
(xxi)        Class A Outstanding Principal                                                                   -
(xxii)       Class B Outstanding Principal                                                                   -
(xxiii)      Class C Outstanding Principal                                                                   -
(xxiv)       Class D Outstanding Principal                                                                   -
(xxv)        Subordinated Swap payments                                                                      -
                                                                                           --------------------
             Total Payments with respect to Payment Date                                        100,210,999.23
             less collection Account Top Ups (iii) (b) and (xi) (b) above                        82,255,402.00
                                                                                           --------------------
                                                                                                 17,955,597.23
                                                                                           ====================

---------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                           15-Aug-02
Current Calculation Date                       9-Aug-02
Previous Payment Date                          15-Jul-02
Previous Calculation Date                      9-Jul-02
-------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

---------------------------------------------------------------------------------------------------------------------------------
                                                            Subclass           Subclass           Subclass              Total
Floating Rate Notes                                            A-2                A-3               A-4                Class A

---------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                             1.83875%           1.83875%             1.83875%
Applicable Margin                                             0.3200%            0.4600%              0.5200%
Applicable Interest Rate                                     2.15875%           2.29875%             2.35875%
Day Count                                                     Act/360            Act/360              Act/360
Actual Number of Days                                              31                 31                   31
Interest Amount Payable                                    245,425.30       1,110,060.83           300,527.44
Step-up Interest Amount Payable                              NA               241,447.79             NA
---------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                        245,425.30       1,351,508.62           300,527.44       1,897,461.35
---------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                 15-Dec-05          15-Jun-02            15-May-11
Excess Amortisation Date                                    17-Aug-98          15-Feb-06            15-Aug-00
----------------------------------------------------------------------------------------------------------------------------------
Original Balance                                       290,000,000.00     565,000,000.00       235,000,000.00
Opening Outstanding Principal Balance                  132,025,487.41     560,784,294.07       147,959,557.46     840,769,338.94
---------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                          58.76%            100.00%               84.36%
Pool Factors                                                   47.15%            100.00%               73.51%
---------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           -                  -                    -                  -
Scheduled Principal Payment                                         -                  -                    -                  -
Supplemental Principal Payment                                      -       3,738,111.88                    -       3,738,111.88
---------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                                 -       3,738,111.88                    -       3,738,111.88
---------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                                -
- amount allocable to premium
----------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                  132,025,487.41     557,046,182.19       147,959,557.46     837,031,227.06
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                             Subclass             Subclass                Total
Floating Rate Notes                                            B-1                   B-2                 Class B

------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                             1.83875%              1.83875%
Applicable Margin                                             0.6000%               1.0500%
Applicable Interest Rate                                     2.43875%              2.88875%
Day Count                                                     Act/360               Act/360
Actual Number of Days                                              31                    31
Interest Amount Payable                                    136,110.16            172,392.86
Step-up Interest Amount Payable                              NA                    NA
------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                        136,110.16            172,392.86            308,503.02
------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                 15-Jul-13             15-Jun-08
Excess Amortisation Date                                    17-Aug-98             15-Aug-00
-------------------------------------------------------------------------------------------------------------------
Original Balance                                        85,000,000.00         80,000,000.00
Opening Outstanding Principal Balance                   64,813,290.68         69,302,695.69        134,115,986.37
------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                          84.84%                99.40%
Pool Factors                                                   78.44%                97.96%
------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                   34,124.65             36,488.36             70,613.01
Scheduled Principal Payment                                260,418.76            278,457.11            538,875.87
Supplemental Principal Payment                                      -                     -                     -
------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                        294,543.41            314,945.47            609,488.88
------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                   64,518,747.27         68,987,750.22        133,506,497.49
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                             Subclass              Subclass             Total
Floating Rate Notes                                             C-1                   C-2              Class C

------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                             1.83875%              1.83875%
Applicable Margin                                             1.3500%               2.0500%
Applicable Interest Rate                                     3.18875%              3.88875%
Day Count                                                     Act/360               Act/360
Actual Number of Days                                              31                    31
Interest Amount Payable                                    222,181.51            259,946.22
Step-up Interest Amount Payable                              NA                    NA
------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                        222,181.51            259,946.22            482,127.73
------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                 15-Jul-13             15-Jun-08
Excess Amortisation Date                                    17-Aug-98             15-Aug-00
------------------------------------------------------------------------------------------------------------------
Original Balance                                        85,000,000.00         80,000,000.00
Opening Outstanding Principal Balance                   80,914,852.82         77,627,265.02        158,542,117.84
------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                          98.91%                99.04%
Pool Factors                                                   94.91%                96.75%
------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           -                     -                     -
Scheduled Principal Payment                                217,293.01            209,513.27            426,806.28
Supplemental Principal Payment                                      -                     -                     -
------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                        217,293.01            209,513.27            426,806.28
------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                   -                     -
- amount allocable to principal                                     -                     -
- amount allocable to premium                                       -                     -
------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                   80,697,559.81         77,417,751.75        158,115,311.56
------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------

Fixed Rate Notes                                              D-2

---------------------------------------------------------------------
Applicable Interest Rate                                    8.50000%
Day count                                                   30 / 360
Number of Days                                                    30
Interest Amount Payable                                   708,333.33
---------------------------------------------------------------------
Total Interest Paid                                       708,333.33
---------------------------------------------------------------------
Expected Final Payment Date                                15-Mar-14
Excess Amortisation Date                                   15-Jul-10
---------------------------------------------------------------------
Original Balance                                      100,000,000.00
Opening Outstanding Principal Balance                 100,000,000.00
---------------------------------------------------------------------
Extended Pool Factors                                        100.00%
Expected Pool Factors                                        100.00%
---------------------------------------------------------------------
Extended Amount                                                    -
Expected Pool Factor Amount                                        -
Surplus Amortisation
---------------------------------------------------------------------
Total Principal Distribution Amount                                -
---------------------------------------------------------------------
Redemption Amount                                                  -
- amount allocable to principal                                    -
                                                  -------------------
- amount allocable to premium                                      -
---------------------------------------------------------------------
Closing Outstanding Principal Balance                 100,000,000.00
---------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                            15-Aug-02
Current Calculation Date                         9-Aug-02
Previous Payment Date                           15-Jul-02
Previous Calculation Date                        9-Jul-02
-------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                15-Aug-02
End of Interest Accrual Period                  16-Sep-02
Reference Date                                  10-Aug-02

------------------------------------------------------------------------------------------------------------------------------------

                                               A-2          A-3          A-4          B-1           B-2          C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                             1.78000%     1.78000%     1.78000%     1.78000%      1.78000%     1.78000%    1.78000%
Applicable Margin                             0.3200%      0.4600%      0.5200%      0.6000%       1.0500%      1.3500%     2.0500%
Applicable Interest Rate                      2.1000%      2.2400%      2.3000%      2.3800%       2.8300%      3.1300%     3.8300%

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------

Fixed Rate Notes                                D-1

------------------------------------------------------

Actual Pool Factor                            100.00%

------------------------------------------------------

--------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                        A-2          A-3          A-4            B-1          B-2         C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance      132,025.49   560,784.29   147,959.56    64,813.29     69,302.70    80,914.85   77,627.27
Total Principal Payments                            -     3,738.11            -       294.54        314.95       217.29      209.51
Closing Outstanding Principal Balance      132,025.49   557,046.18   147,959.56    64,518.75     68,987.75    80,697.56   77,417.75

Total Interest                                 245.43     1,351.51       300.53       136.11        172.39       222.18      259.95
Total Premium                                 0.0000%      0.5000%      0.0000%      0.0000%       0.0000%      0.0000%     0.0000%

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------

(b) Fixed Rate Notes                           D-2

------------------------------------------------------

Opening Outstanding Principal Balance      100,000.00
Total Principal Payments                            -
Closing Outstanding Principal Balance      100,000.00

Total Interest                                 708.33
Total Premium                                       -

------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated



------------------------------------------------------------------------------------------------------------------------------

                                                          July 2000 to     Oct-Dec    Jan-Mar   Apr-Jun     Jul        Aug
                                                            Sept 2001       2001        2002     2002       2002       2002
------------------------------------------------------------------------------------------------------------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                                217.6       45.4       45.4      46.0       15.4       13.9
 [2]                 - Renegotiated Leases                       (3.0)      (2.8)      (2.1)     (3.0)      (0.8)      (1.0)
 [3]                 - Rental Resets                             (1.3)      (3.2)      (4.1)     (3.2)      (1.2)      (1.1)
                                                        ----------------------------------------------------------------------
 [4]  s=[1]..[3]   Contracted Lease Rentals                     213.3       39.4       39.2      39.8       13.4       11.8

 [5]               Movement in Current Arrears Balance           (0.8)      (2.4)       1.4      (0.9)      (1.6)      (1.0)

                   less Net Stress-related Costs
 [6]                - Bad Debts                                     -          -          -         -          -          -
 [7]                - Security Deposits Drawn Down                0.5          -          -         -          -          -
 [8]                - Restructured Arrears                        0.7        0.1       (1.3)     (0.4)       0.3        0.2
 [9]                - AOG                                        (4.3)      (1.5)      (0.4)        -          -          -
[10]                - Other Leasing Income                          -          -          -         -          -          -
[11]                - Repossession Costs                         (0.3)         -          -         -          -          -
                                                        ----------------------------------------------------------------------
[12]  s=[6]..[11]  sub-total                                     (3.4)      (1.4)      (1.7)     (0.4)       0.3        0.2

[13]  [4]+[5]+[12] Net Lease Rentals                            209.1       35.6       38.9      38.5       12.1       11.0

[14]               Interest Earned                                5.8        0.8        0.4       0.4        0.1        0.1

[15]               Drawings from Expense Account

                   Maintenance Receipts                          22.6        4.5        3.6       6.1        1.1        1.7
                   Maintenance Payments                         (11.8)      (1.8)      (3.9)    (10.1)         -          -
                                                        ----------------------------------------------------------------------
[15]               Net Maintenance                               10.8        2.7       (0.3)     (4.0)       1.1        1.7

[16]  s=[13]..[15] Total Cash Collections                       225.7       39.1       39.0      34.9       13.3       12.8

------------------------------------------------------------------------------------------------------------------------------

                   CASH EXPENSES
                   Aircraft Operating Expenses
[17]                - Insurance                                  (0.1)         -          -      (0.3)         -          -
[18]                - Re-leasing and other overheads             (7.5)      (0.7)      (0.4)     (1.4)      (0.4)      (0.1)
                                                        ----------------------------------------------------------------------
[19]  [17]+[18]    subtotal                                      (7.6)      (0.7)      (0.4)     (1.7)      (0.4)      (0.1)

                   SG&A Expenses
[20]               Aircraft Servicer Fees
                    - Retainer Fee                               (1.6)      (0.4)      (0.3)     (0.7)      (0.3)      (0.2)
                    - Rent Collected Fee                         (1.9)      (0.4)      (0.4)     (0.7)      (0.3)      (0.3)
                    - Previous Servicer Fees                     (1.8)                              -          -          -

                                                        ----------------------------------------------------------------------
[21]               sub-total                                     (5.3)      (0.8)      (0.7)     (1.3)      (0.6)      (0.5)

[22]               Other Servicer Fees                          (13.1)      (0.4)      (1.2)     (0.9)      (0.5)      (0.4)
                                                        ----------------------------------------------------------------------
[23]  [21]+[22]    subtotal                                     (18.4)      (1.2)      (1.9)     (2.3)      (1.1)      (0.9)

[24]  [20]+[23]    Total Cash Expenses                          (26.0)      (1.9)      (2.3)     (4.0)      (1.5)      (1.0)

------------------------------------------------------------------------------------------------------------------------------

                   NET CASH COLLECTIONS
[25]     [17]      Total Cash Collections                       225.7       39.1       39.0      34.9       13.3       12.8
[26]     [24]      Total Cash Expenses                          (26.0)      (1.9)      (2.3)     (4.0)      (1.5)      (1.0)
[27]               Movement in Expense Account                    6.0        1.2        0.3       1.2          -          -
[28]               Interest Payments                           (111.6)     (12.0)      (9.3)     (9.5)      (3.3)      (3.4)
[29]               Swap Payments                                (12.1)      (9.3)     (10.7)    (10.5)      (3.4)      (3.8)
[30]               Proceeds from sale of aircraft                50.5          -          -         -          -          -
[31]               Refinancing Costs                                -          -          -         -          -          -
                                                        ----------------------------------------------------------------------
[32]  s=[25]..[31] TOTAL                                        132.5       17.1       17.0      12.1        5.1        4.7
                                                        ======================================================================

------------------------------------------------------------------------------------------------------------------------------

[33]               PRINCIPAL PAYMENTS
                   subclass A                                   115.6       14.4       14.4       9.1        4.2        3.7
                   subclass B                                    14.8        1.8        1.7       1.8        0.5        0.6
                   subclass C                                     2.1        0.9        0.9       1.2        0.4        0.4
                   subclass D                                       -          -          -
                                                        ----------------------------------------------------------------------
                   Total                                        132.5       17.1       17.0      12.1        5.1        4.7
                                                        ======================================================================

------------------------------------------------------------------------------------------------------------------------------

                   Debt Balances
                   subclass A                                   882.8      868.4      854.0     844.9      840.7      837.0
                   subclass B                                   140.0      138.2      136.5     134.7      134.1      133.5
                   subclass C                                   162.0      161.1      160.2     158.9      158.5      158.1
                   subclass D                                   100.0      100.0      100.0     100.0      100.0      100.0
                                                        ----------------------------------------------------------------------
                   TOTAL                                      1,284.8    1,267.7    1,250.7   1,238.5    1,233.3    1,228.6
                                                        ======================================================================

       -----------------------------------------------------------------------------------------------------------------------

                                                                                                        Dollar amounts expressed
                                                          All amounts in millions of US dollars             as a percentage
                                                                  unless otherwise stated             2000 Base Case Lease Rentals
---------------------------------------------------------------------------------------------    -----------------------------------
                                                                   Cumulative to Date                    Cumulative to Date
                                                                       *Adjusted                              *Adjusted
                                                           Actual      base case    Variance       Actual     base case    Variance
---------------------------------------------------------------------------------------------    -----------------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                            383.7        383.5          0.2        100.0%       100.0%        0.0%
 [2]                 - Renegotiated Leases                  (12.7)           -        (12.7)        (3.3%)        0.0%       (3.3%)
 [3]                 - Rental Resets                        (14.1)           -        (14.1)        (3.7%)        0.0%       (3.7%)
                                                        -------------------------------------    -----------------------------------
 [4]  s=[1]..[3]   Contracted Lease Rentals                 356.9        383.5        (26.6)        93.0%       100.0%       (7.0%)

 [5]               Movement in Current Arrears Balance       (5.3)           -         (5.3)        (1.4%)        0.0%       (1.4%)

                   less Net Stress-related Costs
 [6]                - Bad Debts                                 -         (3.9)         3.9          0.0%        (1.0%)       1.0%
 [7]                - Security Deposits Drawn Down            0.5            -          0.5          0.1%         0.0%        0.1%
 [8]                - Restructured Arrears                   (0.4)         3.0         (3.4)        (0.1%)        0.8%       (0.9%)
 [9]                - AOG                                    (6.2)       (16.2)        10.0         (1.6%)       (4.2%)       2.6%
[10]                - Other Leasing Income                      -            -            -          0.0%         0.0%        0.0%
[11]                - Repossession Costs                     (0.3)        (3.1)         2.8         (0.1%)       (0.8%)       0.7%
                                                        -------------------------------------    -----------------------------------
[12]  s=[6]..[11]  sub-total                                 (6.4)       (20.2)        13.8         (1.7%)       (5.3%)       3.6%

[13]  [4]+[5]+[12] Net Lease Rentals                        345.2        363.4        (18.1)        90.0%        94.7%       (4.8%)

[14]               Interest Earned                            7.6          7.6         (0.0)         2.0%         2.0%       (0.0%)

[15]               Drawings from Expense Account                -            -            -          0.0%         0.0%        0.0%

                   Maintenance Receipts                      39.6            -         39.6         10.3%         0.0%       10.3%
                   Maintenance Payments                     (27.6)           -        (27.6)        (7.2%)        0.0%       (7.2%)
                                                        -------------------------------------    -----------------------------------
[15]               Net Maintenance                           12.0            -         12.0          3.1%         0.0%        3.1%

[16]  s=[13]..[15] Total Cash Collections                   364.9        371.0         (6.1)        95.1%        96.7%       (1.6%)

---------------------------------------------------------------------------------------------    -----------------------------------

                   CASH EXPENSES
                   Aircraft Operating Expenses
[17]                - Insurance                              (0.4)           -         (0.4)        (0.1%)        0.0%       (0.1%)
[18]                - Re-leasing and other overheads        (10.5)       (11.6)         1.1         (2.7%)       (3.0%)       0.3%
                                                        -------------------------------------    -----------------------------------
[19]  [17]+[18]    subtotal                                 (10.9)       (11.6)         0.7         (2.8%)       (3.0%)       0.2%

                   SG&A Expenses
[20]               Aircraft Servicer Fees
                    - Retainer Fee                           (3.5)        (3.3)        (0.2)        (0.9%)       (0.9%)      (0.1%)
                    - Rent Collected Fee                     (4.0)        (3.7)        (0.2)        (1.0%)       (1.0%)      (0.1%)
                    - Previous Servicer Fees                 (1.8)           -         (1.8)        (0.5%)        0.0%       (0.5%)

                                                        -------------------------------------    -----------------------------------
[21]               sub-total                                 (9.2)        (7.0)        (2.2)        (2.4%)       (1.8%)      (0.6%)

[22]               Other Servicer Fees                      (16.5)        (8.8)        (7.6)        (4.3%)       (2.3%)      (2.0%)
                                                        -------------------------------------    -----------------------------------
[23]  [21]+[22]    subtotal                                 (25.7)       (15.8)        (9.9)        (6.7%)       (4.1%)      (2.6%)

[24]  [20]+[23]    Total Cash Expenses                      (36.7)       (27.4)        (9.2)        (9.6%)       (7.2%)      (2.4%)

---------------------------------------------------------------------------------------------    -----------------------------------

                   NET CASH COLLECTIONS
[25]     [17]      Total Cash Collections                   364.9        371.0         (6.1)        95.1%        96.7%       (1.6%)
[26]     [24]      Total Cash Expenses                      (36.7)       (27.4)        (9.2)        (9.6%)       (7.2%)      (2.4%)
[27]               Movement in Expense Account                8.7            -          8.7          2.3%         0.0%        2.3%
[28]               Interest Payments                       (149.0)      (204.6)        55.6        (38.8%)      (53.3%)      14.5%
[29]               Swap Payments                            (49.7)         4.1        (53.8)       (13.0%)        1.1%      (14.0%)
[30]               Proceeds from sale of aircraft            50.5         51.1         (0.6)        13.2%        13.3%       (0.2%)
[31]               Refinancing Costs                            -         (2.3)         2.3          0.0%        (0.6%)       0.6%
                                                        -------------------------------------    -----------------------------------
[32]  s=[25]..[31] TOTAL                                    188.7        191.8         (3.1)        49.2%        50.0%       (0.8%)
                                                        =====================================    ===================================

---------------------------------------------------------------------------------------------    -----------------------------------

[33]               PRINCIPAL PAYMENTS
                   subclass A                               161.5        164.3         (2.8)        42.1%        42.8%       (0.7%)
                   subclass B                                21.2         21.5         (0.3)         5.5%         5.6%       (0.1%)
                   subclass C                                 6.0          6.0         (0.0)         1.6%         1.6%       (0.0%)
                   subclass D                                   -            -            -          0.0%         0.0%        0.0%
                                                        -------------------------------------    -----------------------------------
                   Total                                    188.7        191.8         (3.1)        49.2%        50.0%       (0.8%)
                                                        =====================================    ===================================

---------------------------------------------------------------------------------------------    -----------------------------------

                   Debt Balances
                   subclass A                               837.0        834.2          2.8
                   subclass B                               133.5        133.2          0.3
                   subclass C                               158.1        158.1            -
                   subclass D                               100.0        100.0            -
                                                        -------------------------------------
                   TOTAL                                  1,228.6      1,225.5          3.1
                                                        =====================================

       -----------------------------------------------------------------------------------------------------------------------------

* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
Note:                      Report Line Name                 Description

------------------------------------------------------------------------------------------------------------------------------------
                      CASH COLLECTIONS
 [1]                  Lease Rentals                         Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                   - Renegotiated Leases                Change in contracted rental cash flow caused by a renegotiated lease
 [3]                   - Rental Resets                      Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4]   s=[1]...[3]    Contracted Lease Rentals              Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]                  Movement in Current Arrears Balance   Current contracted lease rentals not received as at the latest
                                                             Calculation Date, excluding Bad debts

                      less Net Stress related Costs
 [6]                   - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
 [7]                   - Security deposits drawn down       Security deposits received following a lesse default
 [8]                   - Restructured arrears
 [9]                   - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
 [10]                  - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
 [11]                  - Repossession                       Legal and technical costs incurred in repossessing aircraft.
 [12]  s=[6]...[11]   sub-total

 [13]  [4]+[5]+[12]   Net Lease Rentals                     Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs

 [14]                 Interest Earned                       Interest earned on monthly cash balances
 [15]                 Net Maintenance                       Maintenance Revenue Reserve received less and reimbursements to lessees.
 [16]  s=[13]...[15]  Total Cash Collections                Net Lease Rentals + Interest Earned + Net Maintenance

------------------------------------------------------------------------------------------------------------------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses           All operational costs related to the leasing of aircraft.
[17]                   - Insurance                          Premium for contingent insurance policies
[18]                   - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19]      [17]+[18]   subtotal

                      SG&A Expenses
[20]                  Aircraft Servicer Fees                Monthly and annual fees paid to Aircraft Servicer
                       - Base Fee                           Fixed amount per month per aircraft
                       - Rent Contracted Fee                1.00% of rental contracted for the month
                       - Rent Collected Fee                 1.25% of rental received for the month
                       - Previous Servicer Fees             Fees paid to the previous Servicer of AerCo
[21]        [20]      subtotal
[22]                  Other Servicer Fees                   Administrative Agent, trustee and professional fees paid to other service providers.
[23]      [21]+[22]   subtotal

[24]      [19]+[23]   Total Cash Expenses                   Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------

                      NET CASH COLLECTIONS
[25]        [16]      Total Cash Collections                line 16 above
[26]        [24]      Total Cash Expenses                   line 24 above
[27]                  Movement in Expense Account           Movement in Expense Account
[28]                  Interest Payments                     Interest paid on all outstanding debt
[29]                  Swap payments                         Net swap payments (paid) /received
[30]                  Proceeds from Aircraft Sales          Proceeds, net of fees and expenses, from the sale of aircraft
[31]   s=[25]...[30]  Exceptional Items                     Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                      TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

-----------------------------------------------------------------------------------------------------------------------------------
      Coverage Ratios                                                                         2000
      ---------------                     Closing                    Actual           *Adjusted Base Case
-----------------------------------------------------------------------------------------------------------------------------------
      Net Cash Collections                                           188.7                   191.8
      Add Back Interest                                              149.0                   204.6
      --------
      Add Back Swap Payments                                          49.7                    (4.1)
      ----------------------
a     Net Cash Collections                                           387.4                   392.3

b     Swaps                                                           49.7                    (4.1)
c     Class A Interest                                                87.8                   133.6
d     Class A Minimum                                                 30.5                    37.9
e     Class B Interest                                                14.9                    22.2
f     Class B Minimum                                                  8.6                     8.6
g     Class C Interest                                                19.5                    28.1
h     Class C Minimum                                                    -                       -
I     Class D Interest                                                17.7                    17.7
j     Class D Minimum                                                    -                       -
k     Class A Scheduled                                                  -                       -
l     Class B Scheduled                                               12.2                    12.9
m     Class C Scheduled                                                6.0                     6.0
n     Class D Scheduled                                                  -                       -
o     Permited Aircraft Modifications                                    -                       -
p     Class A Supplemental                                           131.0                   126.4
      Class E Interest                                                 9.1                     3.0
      Class B Supplemental                                             0.4
                                                             --------------------------------------------------
      Total                                                          387.4                   392.3
                                                             --------------------------------------------------

  [1] Interest Coverage Ratio
      Class A                                                         2.82                    3.03 = a / (b+c)
      Class B                                                         2.12                    2.07 = a / (b+c+d+e)
      Class C                                                         1.84                    1.73 = a / (b+c+d+e+f+g)
      Class D                                                         1.69                    1.61 = a / (b+c+d+e+f+g+h+i)

  [2] Debt Coverage Ratio
      Class A                                                         1.69                    1.61 = a / (b+c+d+e+f+g+h+i+j+k)
      Class B                                                         1.61                    1.53 = a / (b+c+d+e+f+g+h+i+j+k+l)
      Class C                                                         1.57                    1.49 = a / (b+c+d+e+f+g+h+i+j+k+l+m)
      Class D                                                         1.57                    1.49 = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

      Loan-to-Value Ratios

                                     --------------------------------------------------------------------------
                                                                                    2000 *Adjusted
                                     2000 Base Case               Actual              Base Case
                                        17-Jul-00               15-Aug-02             15-Aug-02
                                     --------------------------------------------------------------------------
  [3] Assumed Portfolio Value              1,566.7                 1,347.2                 1,347.2
      Adjusted Portfolio Value (105%)                              1,333.4

      Liquidity Reserve Amount
      Cash                                    65.0                    65.0                    65.0
        - Accrued Expenses                     5.0                     6.0                     5.0
        - Security Deposits                   22.4                    17.3                    22.4
                                     --------------          --------------         ---------------
      subtotal cash                           92.4                    88.3                    92.4
      Letters of Credit                          -                       -                       -
                                     --------------          --------------         ---------------
      Total Liquidity Reserve                 92.4                    88.3                    92.4

  [4] Total Asset Value                    1,659.1                 1,435.5                 1,439.6

      Note Balance
      Class A                                998.4     60.2%         837.0    58.3%          834.2     57.9%
      Class B                                154.8     69.5%         133.5    67.6%          133.2     67.2%
      Class C                                164.1     79.4%         158.1    78.6%          158.1     78.2%
      Class D                                100.0     85.4%         100.0    85.6%          100.0     85.1%
                                     --------------          --------------         ---------------
      Total                                1,417.3                 1,228.6                 1,225.5
-----------------------------------------------------------------------------------------------------------------------------------

* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount